Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     ARC Resources Ltd. / ARC Energy Trust Announce the August 2010 increase to the ARX Exchangeable Shares Exchange Ratio, Series A and B

     CALGARY, Aug. 31 /CNW/ - (AET.UN and ARX - TSX) ARC Resources Ltd. along with ARC Energy Trust announces the increase to the exchange ratio of the exchangeable shares, series A and series B of the corporation, from 2.82551 to
2.84014. Such increase will be effective on September 15, 2010.
     The following are the details on the calculation of the exchange ratio:
     <<
     -------------------------------------------------------------------------
                                      10 day
                                    weighted
     Record                          average              Effective
     date                     ARC    trading                   date
     of ARC                Energy   price of                 of the   Exchange
     Energy                 Trust     AET.UN   Increase    increase   ratio as
     Trust      Opening    distri- (prior to         in          in         of
     distri-   exchange    bution  the end of  exchange    exchange  effective
     bution       ratio  per unit  the month) ratio (xx)      ratio       date
     -------------------------------------------------------------------------
     August 31,                                         September 15,
      2010      2.82551     $0.10   $19.3165    0.01463         2010   2.84014
     -------------------------------------------------------------------------
     (xx) The increase in the exchange ratio is calculated by dividing the ARC
          Energy Trust distribution per unit by the 10 day weighted average trading price of AET.UN and multiplying by the opening exchange ratio.
     >>
     A holder of ARC Resources Ltd. exchangeable shares, series A & B can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Computershare Investor Services at its principal transfer office in Suite 600, 530 - 8th Avenue SW, Calgary, Alberta, T2P 3S8,
their telephone number is 1-800-564-6253 and their website is
www.computershare.com.
     <<
     ARC RESOURCES LTD.
     John P. Dielwart,
     Chief Executive Officer
     >>

     %SEDAR: 00015954E %CIK: 0001029509

     /For further information: about ARC Energy Trust, please visit our website www.arcenergytrust.com or contact: Investor Relations, E-mail:
ir(at)arcresources.com, Telephone: (403) 503-8600, Fax: (403) 509-6417, Toll Free
1-888-272-4900, ARC Resources Ltd., 1200, 308 - 4th Avenue S.W., Calgary, AB,
T2P 0H7/
     (AET.UN. ARX.)

CO:  ARC Energy Trust; ARC Resources Ltd.

CNW 15:50e 31-AUG-10